EXHIBIT 99.1

FirstService to Redeem Outstanding Convertible Debentures

TORONTO, Aug. 21, 2013 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) (TSX:FSV.DB.U) ("FirstService") today announced that it will redeem for cash all of its outstanding 6.50% Convertible Unsecured Subordinated Debentures (the "Debentures") on September 24, 2013 (the "Redemption Date"), in accordance with the redemption rights attached to the Debentures. The aggregate principal amount currently outstanding for the Debentures is $76,972,000. All amounts are in US dollars.

The redemption price has been determined in accordance with the provisions of the trust indenture governing the Debentures. The redemption price will be paid in cash equal to the aggregate of: (i) $1,000 for each $1,000 principal amount of Debentures issued and outstanding on the Redemption Date; and (ii) all accrued and unpaid interest up to but excluding the Redemption Date (the "Redemption Price"), less applicable withholdings, if any. FirstService intends to use cash on hand or available to be drawn on its credit facilities to pay the Redemption Price.

A notice of redemption has been delivered to Equity Financial Trust Company, as trustee, for the Debentures in accordance with the trust indenture.

The Debentures are listed for trading on the Toronto Stock Exchange in US dollars under the trading symbol "FSV.DB.U". All Debentures redeemed will cease to bear interest from and after the Redemption Date and will be cancelled and the Debentures will be delisted from the Toronto Stock Exchange.

At the option of the holder, Debentures may be converted into Subordinate Voting Shares of FirstService up to the close of business (in Toronto, Ontario) on September 23, 2013. The conversion price for each Subordinate Voting Share to be issued is $28.00, such that 35.7143 Subordinate Voting Shares would be issued for each $1,000 principal amount of Debentures converted.

Beneficial holders of Debentures should contact their investment dealer or other firm through which they hold Debentures if they have any questions about the redemption. No action is required to be taken by beneficial holders of Debentures if they wish to have their Debentures redeemed. However, if such beneficial holders wish to convert their Debentures before they are redeemed, they should contact their investment dealer or other firm through which they hold Debentures. Intermediaries such as investment dealers, banks, trust companies or other financial institutions who maintain their interests in the Debentures through CDS Clearing and Depository Services Inc. ("CDS") should contact their CDS customer service representative with any questions about the redemption.

"We are pleased that our stock price has performed well over the past year enabling us to call the Debentures for early redemption. Assuming all Debenture holders exercise their right to convert, approximately 2,749,000 Subordinate Voting Shares will be issued," said John B. Friedrichsen, Senior Vice President and Chief Financial Officer of FirstService Corporation. "As a result of the conversion, our market capitalization will increase, our capital structure will be further simplified and our financial leverage will decrease - all of which support the long term growth prospects for FirstService," he added.

Conditions of the Redemption

FirstService has reserved the right to terminate the redemption process at any time prior to the Redemption Date for any reason in its sole discretion, including an adverse change in the trading price of the Subordinate Voting Shares.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate services; FirstService Residential, North America's largest manager of residential communities; and the Property Services division, one of North America's largest providers of essential property services delivered through company-owned operations, franchise systems and contractor networks.

FirstService generates over US$2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Forward-looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for FirstService's services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in FirstService's Annual Information Form for the year ended December 31, 2012 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, FirstService undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: Jay S. Hennick
         Founder & CEO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500